November 20, 2007
Steven B. Boehm, Esq.
Sutherland Asbill & Brennan, LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

	Re:	Fifth Street Finance Corp.
		File Nos. 333-146743 and 814-752

Dear Mr. Boehm:

	We have reviewed the registration statement on Form N-2 for Fifth Street Finance Corp. ("Fund") filed with the Commission on
October 16, 2007.  We have the following comments.

Prospectus

Cover

	Please clarify in the footnote to the pricing table that the common shareholders, not "we," will pay the fees and expenses disclosed therein.

	Please include a sales load column in the pricing table.  See
Item 1.1.g. of Form N-2.

	Please confirm that the underwriters will not receive any commissions paid by others or receive any other consideration for their services. See Instruction 2 to Item 1.1.g. of Form N-2.

      Please disclose that an investment in the Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Fund is subject to special risks. See Item
1.1.j. of Form N-2.

	What would be the Fund`s current net asset value, assuming consummation of the merger described? Will the merger be effective before or after the Fund`s initial public offering?

	Please clarify that the Fund has not yet made the election to be treated as a business development company.




Table of Contents

	Please delete the last sentence of the paragraph immediately following the table of contents, or disclose that the Fund will update the disclosure for material changes.

Summary

      What amount of the offering proceeds will be used to make new investments? For what purposes will the rest of the offering proceeds be used?

      Please disclose prominently in this section that the Fund`s board may change its operating policies and strategies without prior notice or stockholder approval. Please provide specific examples of potential changes.

      The disclosure references the performance of Fifth Street Mezzanine Partners III ("Mezzanine Partners"), an unregistered predecessor of the Fund, from February, 2007 to the present. Please delete this disclosure, as extrapolating annualized returns from such a limited time period is too speculative. Alternatively, please conform it to the requirements of MassMutual Institutional Funds (pub. avail. Sept. 28, 1995).

	Please clarify how the shares the limited partners of Mezzanine
Partners will receive will be valued: will the public offering price equal the value, or will the value be a function of the public offering price? Also, will any other parties affiliated with Mezzanine Partners receive shares of the Fund? If so, please identify the parties, the consideration given, and the amount and value of shares to be received.

	Does the Fund intend to use leverage during its first year of operations? If so, please indicate that the Fund will leverage, and provide the appropriate disclosure.

      Please disclose the percentage amount of the adviser`s income fee in the section of the Summary that discusses investment advisory fees.

      Please clarify that the Fifth Street Finance website referenced in the disclosure is still under construction.

The Offering

	Please add to the disclosure the information required by Section
101 (e) of Reg. S-K.

Fees and Expenses

      Please ensure that the Example reflects all "Stockholder transaction expenses" and "Total annual expenses" included in the fee table.

      Given that the fee table contains a line item for interest payments on borrowed funds, and note 6 to the fee table discusses leverage, why does the Example assume no leverage?

      Please delete the last word from the line item "Dividend reinvestment plan expenses," and insert the word "fees." Also, please consolidate the line items "Base management fee" and "Incentive fees payable under our investment advisory agreement" into one line item titled "Management fees." See Item 3 of Form N-2.

      The disclosure is unclear whether "Fifth Street" will pay certain expenses, or they will actually be borne by shareholders.
Please distinguish more clearly between expenses borne by Fund shareholders and those borne by other parties.

      Please include in the fee table the costs of registering the Rule 144 restricted stock referenced elsewhere in the prospectus.
Please also disclose in the prospectus the dilutive effect of the restricted stock.

      Please confirm that the management fee disclosed in the fee table is a gross fee, i.e., absent waivers and reductions; and accurately reflects the costs to common shareholders of the Fund.

      Please disclose the incentive fee in the footnotes to the fee table. Also, please advise the staff what the incentive fee would have been for the period ended October 31, 2007.

      Please disclose, in footnote 6 to the fee table, the extent to which the Fund expects to leverage. Also, if the Fund will leverage, disclose the additional cost to the common shareholder in the body of the fee table.

Risk Factors

	The first item of disclosure in this section claims the Fund commenced operations in February, 2007, when, in fact, the Fund did not operate as a business development company at that time.
Accordingly, the disclosure is misleading and must be revised.

	Please advise the staff supplementally the maximum number of investments the Fund would consider "a limited number."

      Please identify the entity which will assist the board in determining the fair value of the Fund`s investments. Please also disclose any conflicts of interest attendant with the fair valuation process.




      Please explain to the staff when an "accrued interest" would be written off as uncollectible, and therefore not subject to the performance fee. Also, does the application of the performance fee to accrued interest create a conflict of interest for the adviser, i.e., an incentive to purchase steeply discounted notes and zero coupon notes?

      Please clarify that the Fund may only make rights offerings at less than net asset value subject to shareholder approval.

      The disclosure claims the Fund will not be subject to the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") until the completion of this offering, although the Fund became subject to Sarbanes-Oxley upon filing a registration statement under the Securities Act of 1933 or registering shares under Section 12 of the Securities Exchange Act of 1934. Please correct the disclosure.

      Will the Fund include return of capital in its distributions?
If so, please disclose prominently, and include disclosure of the effects of return of capital distributions.

      Will the Fund engage in hedging? What percentage of the Fund`s assets will be used for hedging activities? Please provide a more detailed description of the risks associated with the hedging techniques the Fund intends to use.

      Please disclose the amount of advance written notice (e.g.,
60
days) the Fund will give shareholders of any change in its investment objective, operating policies or strategies. Please clarify that the
Fund cannot elect to change its status as a business development company without shareholder approval.

	Will the adviser allocate limited investment opportunities among the Fund and other investment vehicles? If so, please disclose this conflict of interest.

	Since the Fund may securitize its loans, please disclose how it will do so: e.g., will the Fund establish a subsidiary for the purpose; will there be recourse back to the Fund? Please disclose the risks associated with the Fund`s choice.

Capitalization

	Please update all financial disclosure to October 31, 2007, or
November 30, 2007, if possible.

Special Note Regarding Forward-Looking Statements

      This section attempts to limit liability for forward-looking
statements.    Statements relating to investment companies
(including
business development companies) and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 27A (b) (2) (B) & (D)

of the Securities Act of 1933. Please revise the disclosure accordingly.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

	The disclosure in this section indicates that Mr. Toll, an interested director of the Fund, receives a fee of 1% per annum from the Fund in return for his guarantee of a loan to the Fund.
Please
explain to the staff why you believe this transaction is permissible absent an order pursuant to Section 57 of the Investment Company Act of 1940 (the "Act"). Also, should Mr. Toll be required to satisfy the Fund`s indebtedness, would he have recourse against the Fund? If so, does the Fund`s obligation to reimburse constitute a senior security?

	Please explain to the staff in detail the nature of the Fund`s off-balance sheet arrangements and why you believe the arrangements may be kept off the balance sheet. Also, how do the arrangements comply with the requirements of Sections 18 and 61 of the Act?

Managerial Assistance to Portfolio Companies

      This paragraph states that the Fund or another person or entity will provide managerial assistance on behalf of the Fund to portfolio companies that request assistance. Please disclose the identities of all potential providers of managerial assistance to portfolio companies. Please inform us in your response letter whether the Fund or portfolio companies will pay for managerial assistance provided to portfolio companies.

Determination of Net Asset Value and Valuation Process

	The disclosure indicates that the adviser will determine the net asset value of the
Fund`s investment portfolio each quarter. Is this sufficient to meet
NASDAQ Global Markets requirements?

	The disclosure indicates that the general partner of Fifth
Street Mezzanine

Partners III, L.P. performed the fair value calculation of the Fund`s holdings. Please disclose prominently this conflict of interest and its affiliated risks. Also, please attach the fairness opinion as an exhibit to the registration statement. Additionally, please disclose the identity of the independent valuation firm that participated in the fair value analysis of the Fund`s holdings.

	Why will the Fund`s board engage an independent valuation firm to provide assistance with respect to "at least 80%" of the Fund`s portfolio? Why not 100%?


Investment Advisory Agreement

	Please include a heading to precede the discussion of the second part of the incentive fee commencing on page 63 of the prospectus.

Dividend Reinvestment Plan

      The third paragraph states that the dividend reinvestment plan will use primarily newly issued shares to implement the plan and that these shares will be issued at the market price per share. Sections
23(b) and 63 of the Act provide that closed-end funds may not issue shares below net asset value, except in certain limited circumstances. Please explain to us how the Fund will issue shares to stockholders if the market price is below the Fund`s net asset value.

General

	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.




							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel
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